Exhibit 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

Six months ended June 30, 2011 and 2010

Revenues. No revenues were recorded for the six months ended June 30, 2011 compared with approximately $925,000 for the six months ended June 30, 2010. The revenues for the first six months of 2010 were primarily due to revenue recognition under certain product candidate research and collaboration agreements.

Cost of Revenues. Cost of revenues attributable to certain product candidate research and collaboration agreements was zero for the first six months of 2011 and approximately $198,000 for the first six months of 2010.

Research and Development Expenses, Net. Research and development expenses, net, increased by 15% to approximately $2.8 million for the first six months of 2011 from approximately $2.5 million for the first six months of 2010. The increase was primarily due to an increase in headcount which resulted in an increase in payroll and related costs, and an increase in lab activity related expenses. Governmental research and development grants received by us, which are subtracted from research and development expenses in the calculation of research and development expenses, net, decreased to approximately $503,000 for the first six months of 2011 from approximately $524,000 in the first six months of 2010. Research and development expenses, net, as a percentage of total operating expenses, decreased to 48% for the first six months of 2011 from 56% for the first six months of 2010, primarily due to an increase in non-cash general and administrative expenses explained below.

Marketing and Business Development Expenses. Marketing and business development expenses decreased by 19% to approximately $298,000 for the first six months of 2011 from approximately $367,000 for the first six months of 2010. This decrease was primarily due to a decrease in headcount which resulted in a decrease in payroll and related costs. Marketing and business development expenses, as a percentage of total operating expenses, decreased to 5% for the first six months of 2011 from 8% for the first six months of 2010.

General and Administrative Expenses. General and administrative expenses increased by 72% to approximately $2.7 million for the first six months of 2011 from approximately $1.6 million for the first six months of 2010. The increase was primarily due to non-cash expense related to stock based compensation which totaled approximately $1.6 million for the first six months of 2011 compared with approximately $739,000 for the first six months of 2010. Included in the non-cash expense of $1.6 million for the first six months of 2011 was a $1.3 million one-time charge relating to an extension of the time to exercise certain previously outstanding and vested options issued to a director (the Company’s former CEO), which extension was approved by the company’s shareholders.

Financial Income, Net. Financial income, net, increased to approximately $1.5 million for the first six months of 2011, from approximately $40,000 for the first six months of 2010. This increase was primarily due to non-cash income of $733,000 related to the re-measurement to fair value of the research and development funding arrangement signed in late 2010 in support of the Pipeline Program, which, for reporting purposes, is being accounted for as a liability and the effect of revaluation of foreign-currency net assets.

Other Income. Other income, net, increased to approximately $240,000 for the first six months of 2011 from zero for the first six months of 2010. This increase was due to a realized gain in 2011 deriving from the sale of a portion of our holdings of Evogene ordinary shares.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities
Net cash used in operating activities increased to approximately $3.9 million in the first six months of 2011 compared with approximately $3.0 million in the first six months of 2010. This increase is mainly attributed to the growth in research and development expenses for 2011 relates primarily to increased activities under the Company’s Pipeline Program. The main sources of cash used to support the operating activities during the first six months of 2011 were cash held in our bank accounts, proceeds from research and development funding arrangement, governmental grants and cash from the exercise of stock options.

Net Cash Used in Investing Activities
Net cash used in investing activities primarily consisted of investments in bank deposits offset by proceeds from maturity of deposits. Net cash used in investing activities for the first six months of 2011 was approximately $3.1 million compared with approximately $9.3 million in the first six months of 2010. The increase in net investment in bank deposits between both periods is primarily related to the proceeds from the research and development funding arrangement signed in December 2010.

Net Cash Provided by Financing Activities
Net cash provided by financing activities was approximately $5.9 million in the first six months of 2011 compared with approximately $9.1 million in the first six months of 2010. The principal sources of cash provided by financing activities in the first six months of 2011 were the proceeds related to the research and development funding arrangement signed in December 2010 and proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.  The principal sources of cash provided by financing activities in the first six months of 2010 were the receipt of the remaining amounts due  from the issuance of shares in an “at the market” offering on NASDAQ in December 2009 and proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.

Net Liquidity
Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents as well as short-term deposits and marketable securities. As of June 30, 2011, we had total cash, cash equivalents and short-term deposits of approximately $23.7 million, not including the market value of the remaining Evogene ordinary shares owned by the Company.